Exhibit 99.1

TechFaith Announces ADS Ratio Change

Beijing, China, February 12, 2016 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced that it will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares, par value US$0.01 per share (“Shares”) from one (1) ADS to fifteen (15) ordinary shares to one (1) ADS to seventy-five (75) ordinary shares (the “Ratio Change”), effective on March 1, 2016.

For TechFaith’s ADS holders, the Ratio Change will have the same effect as one- for- five reverse ADS split. Each TechFaith’s ADS holder of record at the close of business on March 1, 2016 will be required to exchange every five (5) ADSs then held for one (1) new ADS. No new Shares will be issued in connection with the ratio change, and TechFaith’s ADS will continue to be traded on the NASDAQ Stock Exchange under the symbol “CNTF”. Bank of New York, Mellon, NA will contact ADS holders and arrange for the exchange of their current ADSs for the new ADSs.

As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally, although the Company can give no assurance that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by the ratio. The effect on the ADS price will take place on March 1, 2016. The Company believes that the Ratio Change is in the best interests of its shareholders as it will assist the Company in regaining compliance with the minimum bid price continued listing requirement of the NASDAQ Stock Market. However, the Company can give no assurance that this goal will be achieved upon the effectiveness of the Ratio Change.

About TechFaith (NASDAQ:CNTF)

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com